NO ACT

PE
12-21-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010564

February 1, 2010

Received SEC

FEB 01 2010

Washington, DC 20549

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-01-2010

Re: Bank of America Corporation
Incoming letter dated December 21, 2009

Dear Mr. Gerber:

This is in response to your letters dated December 21, 2009 and January 19, 2010 concerning the shareholder proposal submitted to Bank of America by the AFL-CIO Reserve Fund on October 16, 2009. We also have received a letter from the proponent dated January 11, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Robert E. McGarrah, Jr.
Counsel
Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

February 1, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 21, 2009

The proposal requests that the board "report annually on the extent to which the application of Section 162(m) of the Internal Revenue Code resulted in some or all of the remuneration of the Company's senior executives being non-deductible for federal income tax purposes, how much money that non-deductible pay is costing the Company in terms of higher taxes, and the rationale for paying such non-deductible compensation."

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

January 19, 2010

Rule 14a-8

BY ELECTRONIC MAIL AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by AFL-CIO Reserve Fund

Ladies and Gentlemen:

By letter dated December 21, 2009 (the "Initial Letter"), on behalf of Bank of America Corporation (the "Corporation"), we requested confirmation that the staff of the Division of Corporation Finance (the "Division") would not recommend enforcement action if the Corporation omitted a proposal (the "Proposal") submitted by the AFL-CIO Reserve Fund (the "Proponent") from its proxy materials for the 2010 Annual Meeting for the reasons set forth therein. In response to the Initial Letter, the Proponent submitted a letter (the "AFL-CIO Letter") dated January 11, 2010 to the Division by which the Proponent seeks to revise its Proposal (as revised, the "Revised Proposal"). The AFL-CIO Letter, which includes the Revised Proposal, is attached hereto as **Exhibit A**. For your convenience, we have also included a hand-marked copy of the Proposal that reflects the changes made by the Proponent in the Revised Proposal as **Exhibit B**.

As counsel to the Corporation, we hereby supplement the Initial Letter and request confirmation that the Division will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2010 Annual Meeting. This letter is intended to supplement, but does not replace, the Initial Letter. A copy of this letter is also being sent to the Proponent.

DISCUSSION

No provision in Rule 14a-8 permits a stockholder to revise its proposal and/or supporting statement once submitted to a company. *See Staff Legal Bulletin No. 14* (July 13, 2001) ("*SLB 14*"). While a company "*may* accept [a] shareholder's revisions" to a proposal and/or supporting



statement that are submitted to the company, either before or after the company submits a No Action Letter to the Commission regarding the proposal, a company is under no obligation to accept the revisions. *Id.* Unless a company acknowledges acceptance of the revisions in a letter to the Division, "[the Division] will base [its] response on the proposal contained in the company's original no-action request." *Id.*

The Division, however, has long-maintained a practice "to deal with proposals that . . . contain some relatively ***minor defects***." (emphasis added) *Id.* However, the Division does not permit revision of a proposal and/or supporting statement when it "will require detailed and extensive editing." *Id.* In such cases, the Division may find that it is appropriate for the company to exclude the proposal as materially false and misleading. *See id.*

The Corporation believes that the revisions to the Proposal submitted by the Proponent in the AFL-CIO Letter constitute more than minor changes and alter the Proponent's original motivation and impetus for submitting the Proposal - its concern that the Corporation was a TARP recipient and the related limitations on non-deductible pay by TARP companies. This fact is clearly illustrated by the bold-font heading of the proposal - **"Report to Stockholders on Non-Deductible Pay by TARP Companies"** and the numerous references to the TARP throughout the supporting statement. The Corporation does not believe that the Division should permit revision of the Proposal, as suggested by the Proponent, as the revisions sought extend beyond minor edits and impermissibly alter the subject and thrust of the Proposal.

The Proponent claims that the "[R]evised Proposal maintain[s] the substance of the original Proposal and makes only minor changes." AFL-CIO Letter. This simply is not true. The Proponent has deleted the bold-font title of the Proposal and revised three of the six paragraphs in the supporting statement. This is more than a simple correction or deletion of a sentence or word that is normally permitted by the Division. In addition, entirely new text has been added by the Proponent. These revisions are more than minor, go beyond what the Division has historically permitted and highlight the fact that the revisions alter the motivation, impetus and substance of the Proposal.

In each of *AT&T Inc.* (March 10, 2009), *Bank of America Corporation* (March 10, 2009) and *Honeywell International Inc.* (March 10, 2009), a proponent submitted a proposal regarding an independent lead director at these companies. The proposal included reference to a director independence standard set by the Council of Institutional Investors and also defined director independence for purposes of his proposal. The Division found the proposal excludable as vague and indefinite under Rule 14a-8(i)(3). The proponent then sought to clarify his proposal and cure the defect by deleting reference to the "Council of Institutional Investors" in defining director independence. The Division rejected the proponent's request because such change was more



than minor. Similarly, the Proponent should not be permitted to alter its Proposal to cure substantive defects.

In many Division responses, the Division has permitted only minor changes to cure an otherwise-defective Proposal. For instance, in *Avon Products, Inc.* (March 3, 2003), a defective proposal could be cured by providing factual support. *See also, West Essex Bancorp, Inc.* (March 20, 2000). In *Milacron Inc.* (January 24, 2001), a defective proposal could be cured by deleting the word "bonuses." Even where the Division has permitted a greater number of revisions, the revisions in and of themselves have been minor and not gone to the underlying purpose of the proposal. In *The Boeing Company* (February 23, 1999), the proponent was permitted to correct a date, attribute a statement, make deletions and revise a quote - none of which affected the substance of the proposal. In *TRW Inc.* (February 11, 1999), the proponent was permitted make deletions, recast statements as opinion, provide correct attribution of amounts and information and revise quoted information - again, not affecting the substance of the proposal. Unlike the foregoing examples, the Proponent's revisions are neither minor in number or nature. The Revised Proposal contains more than minor changes to correct a date, attribute a statement or revise a misquote.

The Corporation also believes that the general thrust and concern of the Proposal - concerns regarding non-deductible pay by TARP companies - changed with the revisions sought in the AFL-CIO Letter. As announced on December 9, 2009, the Corporation has re-paid its entire outstanding TARP obligation and is no longer subject to TARP limitations and restrictions for years after 2009. In light of this fact, the Proponent attempts to salvage its Proposal by making revisions that it claims do not alter the "substance of the Proposal as it was originally submitted" and focus on the "application of Section 162(m) to the Company" generally. However, the Proposal's title and supporting statement clearly demonstrate the Proponent's concern over the Corporation's compliance with and reaction to the additional restrictions placed on the Corporation under Internal Revenue Code Section 162(m) ("Section 162(m)") ***as a TARP company***:

- "Report to Stockholders on Non-Deductible Pay by TARP Companies"
- "Our Company is one of the financial institutions that received financial assistance under the U.S. Treasury Department's Troubled Asset Relief Program . . . ."
- "Some institutions have repaid these [TARP] funds, but our Company has not."
- "Congress . . . establish[ed] standards restricting the executive compensation at institutions receiving TARP funds."



- "Companies receiving TARP funds may pay executives compensation in excess of $500,000, but doing so may increase the company's income taxes and affect its bottom line . . . ."

- "We are concerned that, even with this standard," referring to the TARP-imposed standard that limited "the tax-deductible compensation that a company receiving TARP funds may pay to each executive at $500,000 per year."

Further, the Proponent was required to alter three of the supporting statement's six paragraphs and delete the title to begin to generalize the Proposal as being predominantly tax, and not TARP, related. However, even with these revisions, concerns surrounding the TARP, to which the Corporation is no longer generally subject, continue to abound in the Revised Proposal.

Finally, had the Proponent desired to present a proposal focused on Section 162(m) generally rather than the effects of the TARP on company limitations and compliance under Section 162(m), it should have more carefully crafted the Proposal. As a seasoned stockholder proponent under Rule 14a-8, the Proponent should be expected to know the rules regarding precision in drafting proposals and should not be afforded any concessions due to imprecise wording of the Proposal.

In recent years, the Division has issued significant guidance under Rule 14a-8(i)(3) in order to limit its role in arbitrating disputes on the content of proposals and supporting statements and to provide clarity on what matters can and cannot be revised once a proposal is submitted to a company under Rule 14a-8. By allowing the Proponent to make these changes, which are clearly beyond the historical (based on precedent no-action letters) and stated (based on Division guidance) limits, the Division would be muddying the Rule 14a-8(i)(3) interpretive waters and reversing its desire to promote clarity on this issue.

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2010 Annual Meeting. Based on the Corporation's timetable for the 2010 Annual Meeting, a response from the Division by February 3, 2010 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 980-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,



Andrew A. Gerber

cc: Teresa M. Brenner
Vineeta Anand
Robert McGarrah, Jr.

EXHIBIT A

See attached.

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 11, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Bank of America Corporation's Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of Bank of America Corporation ("BAC" or the "Company"), by letter dated December 15, 2009, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2010 proxy materials.

I. Introduction

Proponent's shareholder proposal to BAC requests:

> that the Board of Directors ("Board") report annually on the extent to which the application of Section 162(m) of the Internal Revenue Code resulted in some or all of the remuneration of the Company's senior executives being non-deductible for federal income tax purposes, how much money that non-deductible pay is costing the Company in terms of higher taxes, and the rationale for paying such non-deductible compensation.

BAC's letter to the Commission states that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2010 annual meeting of shareholders. The Company argues that the Proposal, which was filed October 16, 2009, is false and misleading, in violation of Rule 14a-9 and Rule 14a-8(i)(3). The Company notes that on December 9, 2009, it repaid the U.S. Treasury $45 billion—the full amount it had received under the Troubled Asset Relief Program (TARP).

The Proposal is neither false nor misleading. The fact that BAC repaid its TARP obligation is not in dispute. While the Proposal discusses BAC's receipt of TARP funds, the Proposal's central concern is the amount by which BAC's executive compensation exceeds the non-deductible limits specified by Section 162(m) of the Internal Revenue Code. The Commission has given shareholders the opportunity to revise proposals where, as here, the revisions "do not alter the substance of the proposal." Staff Legal Bulletin No.14 (July 13, 2001). Accordingly, Proponent hereby submits to the Company and the Commission a revised Proposal (attached), which in no way alters the substance of the original Proposal and accurately states the fact that BAC is subject to Section 162(m) of the Internal Revenue Code.

II. The Proposal was neither false nor misleading when it was filed, and the substance of the revised Proposal is identical to the original Proposal.

This Proposal is all about the application of Section 162(m) of the Internal Revenue Code[1] to executive compensation at Bank of America. Section 162(m) applies to all public companies and Section 162(m)(5) applies to companies that receive funds from the Troubled Asset Relief Program (TARP).

When the Proposal was filed on October 16, 2009, the Company had not yet repaid its TRAP obligation. It was, therefore, subject to the compensation limits of Section 162(m)(5). Now that Bank of America has repaid its TARP obligation, the Company objects to any reference to its former status as a "TARP company." But it admits that it is still subject to the TARP compensation limits of Section 162(m)(5). According to BAC's letter to the Commission, Section 162(m)(5):

> may have a potential application to limit [BAC's tax] deductions in 2010 and beyond for any compensation for covered executives earned in 2008 or 2009, but payable in a later year –for example, the payments of salary stock units awarded as part of 2009 compensation but not payable until 2010 and beyond, which payments are in accordance with a determination letter issued by the Office of the Special Master under TARP.[2]

Bank of America's argument is not that it remains subject to the provisions of Section 162(m) and the "potential application" of Section 162(m)'s TARP provisions. Instead, BAC argues that, as of December 9, 2009, the date it repaid its $45 billion TARP obligation, it can no

[1] 26 USCS Section 162(m)(1) limits the tax deductibity of executive compensation at public companies to $1 million and 26 USCS Section 162(m)(5) limits executive compensation at TARP companies to $500,000.

[2] BAC Letter to the Commission, December 23, 2009, footnote 1, page 3.

longer be called a "TARP company." We agree and we have revised the Proposal accordingly (attached).

The revised Proposal, submitted to the Company and the Commission, makes it clear that BAC is no longer a "TARP company." Like the original Proposal, the revised Proposal is centered on Section 162(m) of the Internal Revenue Code. It duly notes the fact that all public companies, including BAC, are subject to Section 162(m) of the Internal Revenue Code. It also notes that TARP companies are subject to a $500,000 limit on executive compensation.

The fact that BAC, by its own admission, is subject to both Section 162(m)(1) and Section 162(m)(5) underscores the centrality of Section 162(m)'s executive compensation limits to this Proposal. Those limits were applicable to BAC when the Proposal was originally submitted and they are applicable to BAC now that it has repaid its TARP obligation.

Staff Legal Bulletin 14 (July 13, 2001) anticipated the circumstances presented by this Proposal:

> we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected. In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

Proponent's revised Proposal meets the letter and the spirit of Staff Legal Bulletin 14 because it makes minor changes to clarify that BAC is no longer a TARP company and it clarifys the difference between the requirements of Section 162(m) for public companies and the requirements for TARP companies. The revisions in no way alter the substance of the Proposal as it was originally submitted to BAC. The Proposal has always been about the application of Section 162(m) to the Company. BAC forthrightly states that Section 162(m)'s TARP provisions continue to apply to the Company. The Company's statement makes it clear that the Proposal's substance is not on TARP, but rather on the application of Section 162(m) to the Bank of America.

The Bank of America has not met its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g). The revised Proposal maintain the substance of the original Proposal and makes only minor changes that meet the requirements set forth in Staff Legal Bulletin 14 (July 13, 2001). The Proposal is not in violation of Rule 14a-9 and Rule 14a-8(i)(3).

Please call me at 202-637-5335 if you have any questions or need additional information regarding this matter. I have sent copies of this letter for the Staff to shareholderproposals@sec.gov, and I am sending a copy to Counsel for the Company.

Sincerely,



Robert E. McGarrah, Jr.
Counsel
Office of Investment

REM/ms
opeiu #2, afl-cio

Attachment (Revised Proposal to Bank of America)

cc: Andrew A. Gerber, Hunton & Williams

RESOLVED: The stockholders of Bank of America Corporation (the "Company) hereby request that the Board of Directors ("Board") report annually on the extent to which the application of Section 162(m) of the Internal Revenue Code resulted in some or all of the remuneration of the Company's senior executives being non-deductible for federal income tax purposes, how much money that non-deductible pay is costing the Company in terms of higher taxes, and the rationale for paying such non-deductible compensation.

Supporting Statement

Our Company was one of the financial institutions that received financial assistance under the U.S. Treasury Department's Troubled Asset Relief Program ("TARP"), which sought to inject liquidity into the financial system and to revive the credit markets. Some institutions, including our Company, have repaid these funds.

In the ongoing debate over the bailout of financial institutions, critics noted that these companies' compensation programs created perverse incentives for executives to focus on short-term results, even if those results were ultimately not in the companies' long-term interests. Congress responded by establishing standards restricting the executive compensation at institutions receiving TARP funds.

One such standard limits the tax-deductible compensation that a company receiving TARP funds may pay to each executive at $500,000 per year. All other public companies are subject to a tax-deductible limit of $1 million. Companies receiving TARP funds may pay executives compensation in excess of $500,000, and all other public companies may pay executives in excess of $ 1 million, but doing so may increase the company's income taxes and affect its bottom line and thus affect stockholder returns.

We are concerned that, even with this standard, many financial institutions are reverting to their pre-crisis compensation practices for their Named Executive Officers ("NEOs"). A September 2009 study by the Institute for Policy Studies underscores this issue. The report found that the CEOs of the 20 banks that received the most TARP funds were paid 37% more than the average for top executives at S&P 500 companies the preceding year.

Although Congress permits TARP participants and all other public companies to pay non-deductible compensation to their executives, we believe that stockholders have the right to know the specific financial implications to the Company of a decision by the Board to pay senior executives more than the applicable deduction limit, as well as the Board's rationale for doing so.

In 2008, CEO Kenneth Lewis received a base salary of $1.5 million, and the other four NEOs each received base salaries of $800,000. Our Company's 2009 proxy states: "Some compensation payable to our executive officers for 2008 exceeds the applicable Section 162(m) deduction limit." We request that the Board explain why it approved compensation in excess of the non-deductible limits in the law and to report how much this cost the Company in additional taxes and lower profits.

We urge you to vote FOR this resolution.

EXHIBIT B

See attached.

10/16/09 resolution marked with 1/11/10 changes

~~Report to Stockholders on Non-Deductible Pay by TARP Companies~~

RESOLVED: The stockholders of Bank of America Corporation (the "Company) hereby request that the Board of Directors ("Board") report annually on the extent to which the application of Section 162(m) of the Internal Revenue Code resulted in some or all of the remuneration of the Company's senior executives being non-deductible for federal income tax purposes, how much money that non-deductible pay is costing the Company in terms of higher taxes, and the rationale for paying such non-deductible compensation.

Supporting Statement

Our Company ~~is~~ was one of the financial institutions that received financial assistance under the U.S. Treasury Department's Troubled Asset Relief Program ("TARP"), which sought to inject liquidity into the financial system and to revive the credit markets. Some institutions, including our Company, have repaid these funds~~, but our Company has not.~~

In the ongoing debate over the bailout of financial institutions, critics noted that these companies' compensation programs created perverse incentives for executives to focus on short-term results, even if those results were ultimately not in the companies' long-term interests. Congress responded by establishing standards restricting the executive compensation at institutions receiving TARP funds. All other public companies are subject to a tax-deductible limit of $1 million.

One such standard limits the tax-deductible compensation that a company receiving TARP funds may pay to each executive at $500,000 per year. Companies receiving TARP funds and all other public companies may pay executives in excess of $1 million, may pay executives compensation in excess of $500,000, but doing so may increase the company's income taxes and affect its bottom line and thus affect stockholder returns.

We are concerned that, even with this standard, many financial institutions are reverting to their pre-crisis compensation practices for their Named Executive Officers ("NEOs"). A September 2009 study by the Institute for Policy Studies underscores this issue. The report found that the CEOs of the 20 banks that received the most TARP funds were paid 37% more than the average for top executives at S&P 500 companies the preceding year.

Although Congress permits TARP participants and all other public companies to pay non-deductible compensation to their executives, we believe that stockholders have the right to know the specific financial implications to the Company of a decision by the Board to pay senior executives more than the applicable deduction limit, as well as the Board's rationale for doing so.

In 2008, CEO Kenneth Lewis received a base salary of $1.5 million, and the other four NEOs each received base salaries of $800,000. Our Company's 2009 proxy states: "Some compensation payable to our executive officers for 2008 exceeds the applicable Section 162(m) deduction limit." We request that the Board explain why it approved compensation in excess of the non-deductible limits in the law and to report how much this cost the Company in additional taxes and lower profits.

We urge you to vote FOR this resolution.

American Federation of Labor and Congress of Industrial Organizations



AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 11, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Bank of America Corporation's Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of Bank of America Corporation ("BAC" or the "Company"), by letter dated December 15, 2009, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2010 proxy materials.

I. Introduction

Proponent's shareholder proposal to BAC requests:

> that the Board of Directors ("Board") report annually on the extent to which the application of Section 162(m) of the Internal Revenue Code resulted in some or all of the remuneration of the Company's senior executives being non-deductible for federal income tax purposes, how much money that non-deductible pay is costing the Company in terms of higher taxes, and the rationale for paying such non-deductible compensation.

BAC's letter to the Commission states that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2010 annual meeting of shareholders. The Company argues that the Proposal, which was filed October 16, 2009, is false and misleading, in violation of Rule 14a-9 and Rule 14a-8(i)(3). The Company notes that on December 9, 2009, it repaid the U.S. Treasury $45 billion—the full amount it had received under the Troubled Asset Relief Program (TARP).

The Proposal is neither false nor misleading. The fact that BAC repaid its TARP obligation is not in dispute. While the Proposal discusses BAC's receipt of TARP funds, the Proposal's central concern is the amount by which BAC's executive compensation exceeds the non-deductible limits specified by Section 162(m) of the Internal Revenue Code. The Commission has given shareholders the opportunity to revise proposals where, as here, the revisions "do not alter the substance of the proposal." Staff Legal Bulletin No.14 (July 13, 2001). Accordingly, Proponent hereby submits to the Company and the Commission a revised Proposal (attached), which in no way alters the substance of the original Proposal and accurately states the fact that BAC is subject to Section 162(m) of the Internal Revenue Code.

II. The Proposal was neither false nor misleading when it was filed, and the substance of the revised Proposal is identical to the original Proposal.

This Proposal is all about the application of Section 162(m) of the Internal Revenue Code[1] to executive compensation at Bank of America. Section 162(m) applies to all public companies and Section 162(m)(5) applies to companies that receive funds from the Troubled Asset Relief Program (TARP).

When the Proposal was filed on October 16, 2009, the Company had not yet repaid its TRAP obligation. It was, therefore, subject to the compensation limits of Section 162(m)(5). Now that Bank of America has repaid its TARP obligation, the Company objects to any reference to its former status as a "TARP company." But it admits that it is still subject to the TARP compensation limits of Section 162(m)(5). According to BAC's letter to the Commission, Section 162(m)(5):

> may have a potential application to limit [BAC's tax] deductions in 2010 and beyond for any compensation for covered executives earned in 2008 or 2009, but payable in a later year –for example, the payments of salary stock units awarded as part of 2009 compensation but not payable until 2010 and beyond, which payments are in accordance with a determination letter issued by the Office of the Special Master under TARP.[2]

Bank of America's argument is not that it remains subject to the provisions of Section 162(m) and the "potential application" of Section 162(m)'s TARP provisions. Instead, BAC argues that, as of December 9, 2009, the date it repaid its $45 billion TARP obligation, it can no

---

[1] 26 USCS Section 162(m)(1) limits the tax deductibity of executive compensation at public companies to $1 million and 26 USCS Section 162(m)(5) limits executive compensation at TARP companies to $500,000.

[2] BAC Letter to the Commission, December 23, 2009, footnote 1, page 3.

longer be called a "TARP company." We agree and we have revised the Proposal accordingly (attached).

The revised Proposal, submitted to the Company and the Commission, makes it clear that BAC is no longer a "TARP company." Like the original Proposal, the revised Proposal is centered on Section 162(m) of the Internal Revenue Code. It duly notes the fact that all public companies, including BAC, are subject to Section 162(m) of the Internal Revenue Code. It also notes that TARP companies are subject to a $500,000 limit on executive compensation.

The fact that BAC, by its own admission, is subject to both Section 162(m)(1) and Section 162(m)(5) underscores the centrality of Section 162(m)'s executive compensation limits to this Proposal. Those limits were applicable to BAC when the Proposal was originally submitted and they are applicable to BAC now that it has repaid its TARP obligation.

Staff Legal Bulletin 14 (July 13, 2001) anticipated the circumstances presented by this Proposal:

> we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected. In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

Proponent's revised Proposal meets the letter and the spirit of Staff Legal Bulletin 14 because it makes minor changes to clarify that BAC is no longer a TARP company and it clarifys the difference between the requirements of Section 162(m) for public companies and the requirements for TARP companies. The revisions in no way alter the substance of the Proposal as it was originally submitted to BAC. The Proposal has always been about the application of Section 162(m) to the Company. BAC forthrightly states that Section 162(m)'s TARP provisions continue to apply to the Company. The Company's statement makes it clear that the Proposal's substance is not on TARP, but rather on the application of Section 162(m) to the Bank of America.

The Bank of America has not met its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g). The revised Proposal maintain the substance of the original Proposal and makes only minor changes that meet the requirements set forth in Staff Legal Bulletin 14 (July 13, 2001). The Proposal is not in violation of Rule 14a-9 and Rule 14a-8(i)(3).

Please call me at 202-637-5335 if you have any questions or need additional information regarding this matter. I have sent copies of this letter for the Staff to shareholderproposals@sec.gov, and I am sending a copy to Counsel for the Company.

Sincerely,



Robert E. McGarrah, Jr.
Counsel
Office of Investment

REM/ms
opeiu #2, afl-cio

Attachment (Revised Proposal to Bank of America)

cc: Andrew A. Gerber, Hunton & Williams

RESOLVED: The stockholders of Bank of America Corporation (the "Company) hereby request that the Board of Directors ("Board") report annually on the extent to which the application of Section 162(m) of the Internal Revenue Code resulted in some or all of the remuneration of the Company's senior executives being non-deductible for federal income tax purposes, how much money that non-deductible pay is costing the Company in terms of higher taxes, and the rationale for paying such non-deductible compensation.

Supporting Statement

Our Company was one of the financial institutions that received financial assistance under the U.S. Treasury Department's Troubled Asset Relief Program ("TARP"), which sought to inject liquidity into the financial system and to revive the credit markets. Some institutions, including our Company, have repaid these funds.

In the ongoing debate over the bailout of financial institutions, critics noted that these companies' compensation programs created perverse incentives for executives to focus on short-term results, even if those results were ultimately not in the companies' long-term interests. Congress responded by establishing standards restricting the executive compensation at institutions receiving TARP funds.

One such standard limits the tax-deductible compensation that a company receiving TARP funds may pay to each executive at $500,000 per year. All other public companies are subject to a tax-deductible limit of $1 million. Companies receiving TARP funds may pay executives compensation in excess of $500,000, and all other public companies may pay executives in excess of $ 1 million, but doing so may increase the company's income taxes and affect its bottom line and thus affect stockholder returns.

We are concerned that, even with this standard, many financial institutions are reverting to their pre-crisis compensation practices for their Named Executive Officers ("NEOs"). A September 2009 study by the Institute for Policy Studies underscores this issue. The report found that the CEOs of the 20 banks that received the most TARP funds were paid 37% more than the average for top executives at S&P 500 companies the preceding year.

Although Congress permits TARP participants and all other public companies to pay non-deductible compensation to their executives, we believe that stockholders have the right to know the specific financial implications to the Company of a decision by the Board to pay senior executives more than the applicable deduction limit, as well as the Board's rationale for doing so.

In 2008, CEO Kenneth Lewis received a base salary of $1.5 million, and the other four NEOs each received base salaries of $800,000. Our Company's 2009 proxy states: "Some compensation payable to our executive officers for 2008 exceeds the applicable Section 162(m) deduction limit." We request that the Board explain why it approved compensation in excess of the non-deductible limits in the law and to report how much this cost the Company in additional taxes and lower profits.

We urge you to vote FOR this resolution.



HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

Rule 14a-8

December 21, 2009

VIA OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by AFL-CIO Reserve Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting") the proposal described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received a proposal dated October 16, 2009 (the "Proposal") from the AFL-CIO Reserve Fund (the "Proponent") for inclusion in the proxy materials for the 2010 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2010 Annual Meeting is scheduled to be held on or about April 28, 2010. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 17, 2010.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and



2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2010 Annual Meeting.

THE PROPOSAL

"Report to Stockholders on Non-Deductable Pay by TARP Companies

RESOLVED: The stockholders of Bank of America Corporation (the "Company") hereby request that the Board of Directors ("Board") report annually on the extent to which the application of Section 162(m) of the Internal Revenue Code resulted in some or all of the remuneration of the Company's senior executives being non-deductable for federal income tax purposes, how much money that non-deductable pay is costing the Company in terms of higher taxes, and the rationale for paying such non-deductable compensation."

The Proposal includes a supporting statement with six substantive paragraphs, five of which refer to or discuss TARP, TARP regulations or TARP's applicability to the Corporation. The supporting statement also urges a vote for the resolution.

THE CORPORATION IS NOT SUBJECT TO TARP

As announced on December 9, 2009, the Corporation sent the U.S. Department of the Treasury (the "U.S. Treasury") $45 billion to repay the U.S. taxpayers' entire investment in the Corporation as part of the federal government's Troubled Asset Relief Program ("TARP"). In connection with the repayment, the Corporation repurchased all of the preferred stock issued to the U.S. Treasury and paid all accrued dividends on the repurchased securities. The U.S. Treasury does not hold any other securities of the Corporation issued as part of its TARP investment other than warrants to purchase common stock of the Corporation. The relevant provisions of the TARP and the Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009 (collectively, the "EESA"), apply only during the period (the "TARP Period") in which any obligation arising from financial assistance provided under TARP remains outstanding. Under Section 111 of the EESA, the TARP Period does not include any period during which the federal government only holds warrants to purchase common stock of the TARP recipient. *See 12 U.S.C. 5221(a)(5)*; *TARP Standards for Compensation and Corporate Governance, 74. Fed. Reg. 28394* (June 15, 2009) and *Exchange Act Release No. 34-60218* (July 1, 2009). Accordingly, since the U.S. Treasury holds only warrants to purchase common stock of the Corporation, the Corporation is generally not subject to TARP and its related rules and regulations going forward, including the tax deduction



limitations provided in Section 162(m)(5) of the Internal Revenue Code ("Section 162(m)(5)") for compensation earned in applicable tax years after 2009.[1]

REASON FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal and supporting statement may be properly omitted from the proxy materials for the 2010 Annual Meeting pursuant to Rule 14a-8(i)(3) because they are false and misleading, in violation of Rule 14a-9. Rule 14a-8(i)(3) allows the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading, and Rule 14a-5, which requires that information in a proxy statement be "clearly presented." *See Staff Legal Bulletin No. 14B (CF)* (September 15, 2004) ("*SLB 14B*"). In SLB 14B, the Division stated that it may be appropriate for a company to determine to exclude or modify a statement in reliance on Rule 14a-8(i)(3) where (i) the company demonstrates objectively that a factual statement is materially false or misleading or (ii) substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal. *Id.; See also, SunTrust Banks, Inc.* (December 31, 2008).

The Proposal is entitled, **"Report to Stockholders on Non-Deductable Pay by *TARP Companies.*"** (emphasis added) Furthermore, over 80% of the supporting statement (five of six substantive paragraphs) relates to TARP, TARP regulations and TARP's applicability to the Corporation. The Proposal and supporting statement relate specifically to the tax provisions that are targeted to companies that continue to be subject to TARP. As noted above, the Corporation is generally not subject to TARP and its related rules and regulations, including the tax deduction limitations provided in Section 162(m)(5) for compensation earned in applicable tax years after 2009. The Proposal and the supporting statement seek to build support and exploit populist sentiment against TARP companies and in favor of the Proposal. Because the Corporation is not subject to TARP going forward, the overwhelming weight and focus of the Proposal and supporting statement on TARP and related matters make them materially false and misleading.

---

[1] The Corporation believes that the Section 162(m)(5) deduction limit will not apply to compensation earned for 2010 and beyond. However, Section 162(m)(5) may have a potential application to limit deductions in 2010 and beyond for any compensation for covered executives earned in 2008 or 2009, but payable in a later year—for example, the payments of salary stock units awarded as part of 2009 compensation but not payable until 2010 and beyond, which payments are in accordance with a determination letter issued by the Office of the Special Master under TARP.

On its face, the Proposal seeks a report **"by TARP Companies,"** of which the Corporation is not. In addition, since the Corporation is not subject to TARP, the caption of the Proposal and a significant portion of the supporting statement are irrelevant to a consideration of the Proposal. For example, the supporting statement cites provisions of the federal tax code (i.e., $500,000 limitation on deductibility of certain executive compensation) that are not applicable to the Corporation for compensation earned in tax years after 2009. (*See* supporting statement, third and fifth paragraphs.) Further, the supporting statement incorrectly states that the Corporation has not repaid its TARP obligations. (*See* supporting statement, first paragraph.) As noted above, the Corporation has in fact repaid these obligations and thus, this statement is clearly false. The inclusion of the Proposal and supporting statement would require inclusion of language that is materially false and misleading and cannot therefore, be clearly presented.

Based on the foregoing, we believe that the Corporation has adequately demonstrated that the Proposal and supporting statement are false and misleading and that they include statements that are incorrect on their face and/or are irrelevant and inapplicable to the Corporation and to a consideration of the Proposal. Accordingly, the Corporation believes that the Proposal and its supporting statement are false and misleading and may be omitted under Rule 14a-8(i)(3), as both a violation of Rule 14a-9 and Rule 14a-5.

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2010 Annual Meeting. Based on the Corporation's timetable for the 2010 Annual Meeting, a response from the Division by February 3, 2010 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 980-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,



Andrew A. Gerber



cc: Teresa M. Brenner
Vineeta Anand

EXHIBIT A

See attached.


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

Facsimile Transmittal

Date: October 16, 2009

To: Alice A. Herald, General Counsel
and Corporate Secretary
Bank of America Corporation

Fax: 704-386-6699

From: Daniel Pedrotty

Pages: 3 (including cover page)

Attached is our shareholder proposal for the 2010 annual meeting.

w/ Corrected cover letter

AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
Phone: (202) 637-3900
Fax: (202) 508-6992

American Federation of Labor and Congress of Industrial Organizations



815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

October 16, 2009

Sent by FAX and UPS Next Day Air

Ms. Alice A. Herald, Deputy General Counsel
and Corporate Secretary
Bank of America Corporation
NC1-002-29-01
101 South Tryon Street
Charlotte, North Carolina 28255

Dear Ms. Herald:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2009 proxy statement of Bank of America Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2010 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 6,543 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Vineeta Anand at 202-637-5182.

Sincerely,

D.F. Pedrotty

Daniel F. Pedrotty, Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment

Report to Stockholders on Non-Deductible Pay by TARP Companies

RESOLVED: The stockholders of Bank of America Corporation (the "Company) hereby request that the Board of Directors ("Board") report annually on the extent to which the application of Section 162(m) of the Internal Revenue Code resulted in some or all of the remuneration of the Company's senior executives being non-deductible for federal income tax purposes, how much money that non-deductible pay is costing the Company in terms of higher taxes, and the rationale for paying such non-deductible compensation.

Supporting Statement

Our Company is one of the financial institutions that received financial assistance under the U.S. Treasury Department's Troubled Asset Relief Program ("TARP"), which sought to inject liquidity into the financial system and to revive the credit markets. Some institutions have repaid these funds, but our Company has not.

In the ongoing debate over the bailout of financial institutions, critics noted that these companies' compensation programs created perverse incentives for executives to focus on short-term results, even if those results were ultimately not in the companies' long-term interests. Congress responded by establishing standards restricting the executive compensation at institutions receiving TARP funds.

One such standard limits the tax-deductible compensation that a company receiving TARP funds may pay to each executive at $500,000 per year. Companies receiving TARP funds may pay executives compensation in excess of $500,000, but doing so may increase the company's income taxes and affect its bottom line and thus affect stockholder returns.

We are concerned that, even with this standard, many financial institutions are reverting to their pre-crisis compensation practices for their Named Executive Officers ("NEOs"). A September 2009 study by the Institute for Policy Studies underscores this issue. The report found that the CEOs of the 20 banks that received the most TARP funds were paid 37% more than the average for top executives at S&P 500 companies the preceding year.

Although Congress permits TARP participants to pay non-deductible compensation to their executives, we believe that stockholders have the right to know the specific financial implications to the Company of a decision by the Board to pay senior executives more than the applicable deduction limit, as well as the Board's rationale for doing so.

In 2008, CEO Kenneth Lewis received a base salary of $1.5 million, and the other four NEOs each received base salaries of $800,000. Our Company's 2009 proxy states: "Some compensation payable to our executive officers for 2008 exceeds the applicable Section 162(m) deduction limit." We request that the Board explain why it approved compensation in excess of the non-deductible limits in the law and to report how much this cost the Company in additional taxes and lower profits.

We urge you to vote FOR this resolution.